Exhibit 10.5
EXECUTIVE SEVERANCE AND
MUTUAL RELEASE AGREEMENT
This Executive Severance and Mutual Release Agreement (“Agreement”) is entered between Karl F. Arleth (“Executive”) and Teton Energy Corporation (“Employer” or the “Company”) and is in consideration of the mutual undertakings set forth below.
Executive has decided to resign, and Executive and Employer mutually desire to end Executive’s employment. In order to assist Executive in his transition, and acknowledge past contributions, Employer has decided to offer Executive the benefits described below. To clearly set forth the terms and conditions of Executive’s departure from the Company, the parties agree as follows:
1. The purpose of this Agreement is to set forth the mutual understanding of the parties. This Agreement shall supersede Executive’s September 1, 2006 Amended and Restated Employment Agreement (the “Prior Agreement”) with the Company, which shall be null and void as of May 29, 2009. This Agreement shall not be construed as an admission by Employer that it acted wrongfully with respect to Executive, nor shall it be construed as an admission by Executive of any misconduct or impropriety.
2. Executive’s employment with Employer shall end for all purposes on May 5, 2009 (“Separation Date”). Executive shall be entitled to a severance payment equal to one year of his base salary ($225,000 as of the Separation Date), which shall be payable over 24 months in equal payments. Executive and the Company agree that this will amount to a severance benefit of approximately $9,375 per month or approximately $4,327 per pay period (assuming 50 additional pay periods), subject to normal withholdings and benefit deductions such as medical and dental.
3. Executive is entitled to $19,470 in accrued vacation pay (“Accrued Vacation”). Executive will be paid a ratable amount, subject to the reduction in Paragraph 4 below, in equal installments over three pay periods: on May 29, 2009, on June 12, 2009, and on June 26, 2009. An explanation of the $19,470 is attached as Schedule A to this Agreement.
4. Executive will be entitled to keep his Term Life Insurance benefit, policy # T201492402, issued by Lincoln Financial Group (the “Life Insurance Policy”). Executive and Employer agree that Employer will have no further claim as a beneficiary on the Life Insurance Policy effect as of the Separation Date. As the entire premium for the Life Insurance Policy was paid on February 6, 2009, the balance of unused premium on the Life Insurance Policy that was not previously included in Executive’s compensation and recognized by Executive as income, or $3,000, shall be deducted from the Accrued Vacation amount above, leaving a payment of ~~$6,007~~ [$5,490.00 on 5/29. Will be made up over next 2 pay periods. /s/ KFA] per pay period due in respect of Accrued Vacation (when also considered with the item in Paragraph 5 below).
5. Executive will be responsible for the lease and rent due on his apartment located in Denver Colorado, effective June 1, 2009. The parties acknowledge that Executive personally paid ~~$1,450~~ [$1,550.00 /s/ KFA] in respect of May’s rent and will net this amount against any deduction in respect of amounts in Paragraph 4 above.
6. The parties agree that the following securities have vested and will remain subject to the terms of the original agreements under which they were issued and are not affected by this Agreement: 83,334 shares underlying warrants, with an exercise price of $3.24 per share, expiring December 15, 2012; 410,338 shares underlying options, currently exercisable at $3.48 per share, expiring April 9, 2013; and 300,000 shares underlying options, currently exercisable at $3.60 per share, expiring March 31, 2014.

7. In exchange for the benefits contained in this Agreement, Executive releases and discharges Employer with respect to all rights under the Prior Agreement. Executive shall be entitled to participate in any award outstanding pursuant the Company’s 2005 Long-term Incentive Plan (the “LTIP”) as if he had been terminated without Cause as that term is defined in the Prior agreement, in the LTIP, and the award agreements thereunder.1 This release includes but is not limited to any claims under any federal, state, or local laws prohibiting discrimination in employment, including Title VII, the Age Discrimination in Employment Act, and the Americans with Disabilities Act; based upon any employment agreement, severance plan, compensation plan, or change in control agreement; based upon any alleged legal restriction on Employer’s right to terminate its employees; or based upon ERISA. This Agreement shall not affect Executive’s entitlement to receive any 401(k), stock option, or pension plan benefits that shall have vested as of the Separation Date.
8. In exchange for the benefits contained in this Agreement, Employer releases and discharges Executive from any and all claims, actions, causes of action, rights, benefits, compensation, or damages, including costs and attorneys’ fees, of whatever nature, whether known or unknown, suspected or unsuspected, matured or unmatured, now existing or arising in the future from any act, omission, event, occurrence, or non-occurrence prior to the date Employer signs this Agreement arising out of or in any way related to Executive’s employment with Employer.
9. Employer agrees to indemnify Employee to the fullest extent permitted by Employer’s Bylaws and that certain indemnification agreement dated as of April 10, 2009, which includes independent representation where appropriate. Nothing in this Agreement shall modify, or be interpreted to modify, the application or applicability of any law, document, or authority relating to indemnification.
10. Executive agrees that he will not make any disparaging or untruthful remarks about or concerning Employer, its officers, directors, employees or agents, whether acting in their individual or representative capacity. Employer shall not make any disparaging or untruthful remarks concerning Executive and shall use reasonable efforts to cause its officers, directors, employees and agents, to not make any disparaging or untruthful remarks concerning Executive. Executive agrees that he will respond to any inquiries from any third party that he “left to pursue other business interests, enjoyed the opportunity to contribute to the Company and wishes the Company the best of luck in its future endeavors.” The Company agrees that it will respond to any inquiries from third parties regarding Executive’s departure from the Company with a statement that “Executive has left the Company to pursue other business interests. The Company is grateful for his contributions to the Company and wishes him the best of luck in his future endeavors.” Nothing in this Paragraph shall in any way limit the ability of Executive or Employer or its officers, directors, employees or agents to respond to or cooperate with any government inquiry or investigation or to give truthful testimony as required by law.
11. Executive agrees that, as a result of his employment by Employer, he has been exposed to confidential information that is not generally known to the public, all of which information is owned by Employer. This includes information developed by Executive, alone or with others, or entrusted to Employer by customers or others. Employer’s confidential information includes, without limitation, information relating to its finances, business and strategic plans, unannounced acquisition and/or investment prospects, trade secrets, know-how, procedures, purchasing, accounting, marketing, sales, customers and employees. Executive agrees that he will hold such information in strict confidence and not disclose or use it except as specifically authorized by Employer and for Employer’s benefit. Executive and Employer agree that there will be no restrictions on Executive’s ability to seek employ with or otherwise affiliate or associate with another company and that in particular the restriction placed by Section 6.2 of the Prior Agreement will be of no further force and effect.

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Executive understands and acknowledges that his participation in any award that vests will be a pro-rata portion of such award that will be determined in accordance with the terms of the LTIP and the award agreements and administration documents thereunder.

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12. Employer and Executive each agree that the consideration provided to Executive under this Agreement is confidential and that neither shall disclose said consideration to persons outside Employer, except that Executive may show the Agreement to his spouse, attorneys and tax consultants, who have agreed to be bound by these provisions; provided, however, that nothing herein shall prohibit or restrict Employer or Executive (or their respective attorneys) from making disclosures related to this Agreement as required by law, from responding to any inquiry, or providing testimony, about the fact or terms of this Agreement the consideration provided to the Executive, or the facts and circumstances underlying this Agreement before the United States Securities and Exchange Commission or any other federal or state regulatory or law enforcement agency or as required by law, or prohibit or restrict Employer or Executive from disclosing the terms of this Agreement in any litigation brought to enforce any obligations created by this Agreement.
13. Executive agrees that he has or will return to Employer all of Employer’s property, including all physical property (personal digital assistants, computer disks, access cards, etc.) as well as any and all documents, data, plans, or other information, whether on paper or in electronic form.
14. Executive and Employer shall cooperate to coordinate appropriate internal and external communications concerning Executive’s separation and to designate individuals to whom any questions shall be directed. Employer shall have final approval on all such communications.
15. The provisions of this Agreement, if breached, could cause the parties to this Agreement to suffer irreparable harm for which damages would be an inadequate remedy. Therefore, upon any such breach or threat thereof, either party to this Agreement shall be entitled to injunctions and other appropriate equitable relief in addition to whatever remedies such party may have at law.
16. Executive understands and acknowledges that the Company’s financial condition is uncertain and that there are no guarantees that the Company will not have to file for protection from its creditors under the United States Bankruptcy Laws. The Company agrees that in the event of an improvement in the Company’s financial condition, which improves the Company’s cash position, the Company and the Executive will agree to an acceleration of such payments provided for under this Agreement. In the event of a sale or merger of the Company or a sale of all or substantially all of the assets of the Company, any and all balances will become priority payments, subject to the rights of any other similar agreements entered into with other former employees or executives who previously had employment agreements with the Company. The Parties agree that in the event of a breach of this Agreement, that this Agreement, except paragraphs 7 through 15 herein, shall be of no further force and effect and that the Prior Agreement shall become effective and all amounts due under the Prior Agreement shall be accelerated to the maximum extent provided by law.
17. Executive understands and acknowledges the significance and consequences of this Agreement and agrees that it is voluntary, and that he is not signing as a result of any coercion. Executive has been encouraged to seek the advice of an attorney and, to the extent desired, has availed himself of that opportunity. Executive acknowledges that he has been given at least twenty-one (21) days after receipt of this Agreement during which to consider it.
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18. Executive understands and acknowledges that he has seven (7) days after signing this Agreement in which to revoke it. This Agreement will become effective after that period has expired.
19. This Agreement is binding on and shall inure to the benefit of the parties and to those individuals and entities released herein, as well as to all of their heirs, successors, and assigns.
20. This Agreement shall be governed by the laws of the State of Colorado.
21. If any of the provisions of the Agreement is held to be invalid or unenforceable, the remaining provisions will nevertheless continue to be valid and enforceable to the fullest extent permitted by law.
22. In the event of any dispute concerning the validity, interpretation, enforcement or breach of this Agreement or in any way related to Executive’s employment by Employer or the termination of such employment, the dispute shall be resolved by arbitration within Denver County, Colorado, and the parties waive their right to trial by jury. Executive and Employer will submit the dispute to a mutually acceptable arbitration service or arbitrator, or, if they cannot agree to an arbitration service or arbitrator, the dispute will be submitted to the American Arbitration Association. The procedural rules of the selected arbitration service shall apply, provided that during the time the arbitration proceedings are ongoing, Employer will advance any required administrative and/or arbitration fees. The party who substantially prevails shall be entitled to recover reasonable attorneys’ fees, costs, and disbursements from the other party. Judgment upon any arbitration award may be entered and enforced by any state or federal court having jurisdiction.
23. This Agreement represents and contains the entire understanding between the parties in connection with its subject matter, and supersedes any prior written or oral agreements or understandings. No modification or waiver of any provision of this Agreement shall be valid unless in writing and signed by Executive and an authorized representative of Employer. Executive acknowledges that in signing this Agreement he has not relied upon any representation or statement not set forth in this Agreement made by Employer or any of its representatives.
IN WITNESS WHEREOF, the Parties have executed this Separation and Settlement Agreement on the respective dates set forth below.

TETON ENERGY CORPORATION	KARL F. ARLETH, An Individual

By: /s/ James J. Woodcock	/s/ Karl F. Arleth

Its: Chairman

Date: 5/28/09	Date: 5/29/09

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SCHEDULE A
2009 Vacation Accrual

		Karl		$ Value
Month	Accrued	Used	Left	@ $225K/Yr Salary
Jan	100	0	100
Feb	20	0	120
Mar	20	0	140

Apr	20	0	160
May	20	0	180	$19,471
January accrued equals (carry over + one month accrual)